UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment to POSCO’s Plan for the Announcement of 2019 3Q Earnings Results

POSCO’s plan to announce 2019 3Q earning results (originally filed on October 8, 2019) is amended, and the amended parts are emphasized in bold. The revised version of the plan is attached as below. Except as expressly amended herein, there is no other amendment or modification.

1. Agenda

•	Earnings Results for the 3rd Quarter of 2019

•	Business Plan for the Fiscal Year 2019 and Q&A Session

2. Date and Time

October 24, 2019 at 14:00 (KST)

3. Venue

Conference call

4. Participants

Analysts, Institutional Investors and Press

POSCO plans to announce 2019 3Q Earnings Results as follows:

1. Agenda

•	Earnings Results for the 3rd Quarter of 2019

•	Business Plan for the Fiscal Year 2019 and Q&A Session

2. Date and Time

October 24, 2019 at 14:00 (KST)

3. Venue

Conference call

4. Participants

Analysts, Institutional Investors and Press

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: October 17, 2019	By	/s/ Lim, Seung Kyu
(Signature)
	Name:	Lim, Seung Kyu
	Title:	Executive Vice President